Exhibit 1.2

Beazer Homes Selects Pivotal Homebuilder for Customer Care
One of the largest homebuilders in the United States chooses Pivotal to support customer care processes

Vancouver, BC — April 28, 2004 — Pivotal Corporation, a CDC Software company and a leading CRM solution provider for mid-sized enterprises, today announced that Beazer Homes USA Inc., one of the largest homebuilders in the United States, has selected Pivotal Homebuilder Front Office to support its customer care processes.

Headquartered in Atlanta, Georgia, Beazer Homes currently builds in over 40 markets in the Southeast, West, Central, Mid-Atlantic, and Midwest United States, and provides mortgage origination and title services to its homebuyers. With more than $3.1 billion in revenues in 2003, Beazer Homes is consistently ranked one of the top ten single family homebuilders in the nation. Due to continuing growth and a commitment to quality Beazer required an enterprise-wide system to support quality assurance and customer care operations. After a comprehensive review of several software products, Beazer selected Pivotal Homebuilder Front Office. Pivotal Homebuilder Front Office will help Beazer Homes provide a consistent, customer experience and timely resolution to warranty requests while enhancing the value and quality delivered with each home.

“Our customer care initiative is a key part of our long-term strategy to ensure we deliver quality homes as well as an enjoyable customer experience,” said Jonathan Smoke, CIO, Beazer Homes. “With over 15,000 homes closed in 2003, we required a software system to manage our increasing customer care requirements. Pivotal offered the best solution to address our customer care processes on an enterprise scale.”

Users can access a comprehensive repository of customer information, review the home history, and manage the complete service cycle, including automatically dispatching contractors, tracking service requests, monitoring service quality and tracking contractor and supplier charge-backs. And with seamless integration to other corporate systems, users can easily access all the relevant information on the homeowner and on the home, including selected home options, original contractor or supplier, and homeownership history to ensure that service requests are handled quickly and accurately.

According to Bo Manning, president and CEO, Pivotal, “Beazer Homes is a well-respected industry leader that is committed to delivering not only high-quality homes, but also an exceptional customer experience. The company’s unwavering customer focus combined with the Pivotal Homebuilder Front Office solution, which is uniquely designed to address customer care, positions Beazer Homes to further differentiate itself in the market on its reputation for customer service excellence.”

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About Beazer Homes

Beazer Homes USA, Inc., headquartered in Atlanta is one of the country’s ten largest single-family homebuilders with operations in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Mississippi, Nevada, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas and Virginia. Beazer Homes also provides mortgage origination and title services to its homebuyers.

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: CIBC, Centex Homes, Farm Credit Services of America, HarperCollins Publishers, Hitachi Telecom Inc., Palm, Inc., Pharmacia Corporation, Premera Blue Cross, Royal Bank of Canada, Sharp Electronics Corporation, Southern Company, Vivendi and WebEx Communications.

Pivotal’s complete CRM software suite includes a powerful application platform, capabilities in, contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our and chinadotcom’s forward-looking statements. Factors that could cause actual results to differ materially include a number of risks, uncertainties and other factors, such as the need to develop, integrate and deploy applications to meet our customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on our customer’s satisfaction with Pivotal’s CRM software, its continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Although we and chinadotcom believe that the expectations reflected in our and chinadotcom’s forward-looking statements are reasonable, individual results may vary, and neither we nor chinadotcom can guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we, chinadotcom nor anyone else assumes responsibility for the accuracy or completeness of forward-looking statements.

For further information, please contact:

Jane Cheng, Public Relations Manager	Craig Clark
chinadotcom Corporation	Pivotal Corporation
Tel : (852) 2961 2750	Tel : 604/699-8536
Fax : (852) 2571 0410	Email : cclark@pivotal.com
Email : jane.cheng@hk.china.com

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